[Marlin Midstream Partners, LP Letterhead]

July 18, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Lilyanna L. Peyser

Re:	Marlin Midstream Partners, LP
Registration Statement on Form S-1
Commission File No. 333-189645
CIK No. 0001575599

Ladies and Gentlemen:

This letter sets forth the responses of Marlin Midstream Partners, LP (“we” or the “Partnership”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 17, 2013 (the “Comment Letter”), with respect to Draft Amendment No. 3 to the Partnership’s Registration Statement on Form S-1 submitted in a correspondence to the Partnership on July 16, 2013, File No. 333-189645 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed publicly, via Edgar, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

Exhibit A

Draft Amendment No. 3 to Form S-1

Summary Historical and Unaudited Pro Forma Financial and Operating Data, page 13

1.

Please revise to disclose pro forma net income per common unit and subordinated unit in accordance with ASC 260-10-45-60B. Please similarly revise selected historical and unaudited pro forma financial and operating data on page 81.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 14 and 82 of the Registration Statement as requested.

Use of Proceeds, page 50

2.

Please disclose the approximate amount of proceeds from the offering to be used to repay a portion of your outstanding borrowings under your existing credit facility and settle your related interest rate swap liability. Given that you intend to borrow $25 million under your new credit facility to repay a portion of these borrowings, it appears that you may intend to use all of the proceeds from the offering (less the $2.5 million you intend to use to pay offering expenses) for such purpose; if that is the case, please also revise to delete the reference to your use of “any remaining net proceeds” or explain why such reference is appropriate.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 9 and 50 of the Registration Statement as requested.

Our Cash Distribution Policy and Restrictions on Distributions, page 53

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014, page 58

3.	The amount of estimated distributable cash flow disclosed in the first sentence of the first paragraph does not agree to the table on page 60. Please revise or advise.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 58 and 61 of the Registration Statement as requested.

Dilution, page 52

4.

The pro forma net tangible book value after the offering of $2.6 million disclosed in the first paragraph does not reconcile to the pro forma net tangible book value amounts, excluding $2.6 million of intangible assets, disclosed in the unaudited pro forma condensed combined balance sheet on page F-4. Also, it appears that the pro forma net tangible book value per unit after the offering disclosed in the first paragraph represents net tangible book value per unit before the offering. Please revise or advise.

Response: The Partnership acknowledges the Staff’s comment and has revised page 52 of the Registration Statement as requested.

5.	Please tell us your consideration of disclosing net tangible book value and net tangible book value per unit before and after the offering in the first paragraph.

Response: The Partnership acknowledges the Staff’s comment and has revised page 52 of the Registration Statement as requested.

6.

It appears that the second line item in the first table represents net tangible book value per unit before the offering rather than pro forma net tangible book value per unit before the offering. Please revise or advise.

Response: The Partnership acknowledges the Staff’s comment and has revised page 52 of the Registration Statement as requested.

Marlin Midstream Partners, L.P. Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

Note 2. Pro Forma Net Income Per Unit, page F-9

7.	Please disclose the amount of pro forma net income allocated to common units, subordinated common units and general partner units for purposes of computing net income per unit.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 14, 82, F-5, F-6 and F-9 of the Registration Statement as requested.

* * * *

At the Staff’s request, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact the undersigned at (832) 217-1848 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

MARLIN MIDSTREAM PARTNERS, LP

By: Marlin Midstream GP, LLC, its general partner

By:	/s/ Terry D. Jones
Terry D. Jones
Executive Vice President and General Counsel

Cc:	W. Keith Maxwell III
Amanda Bush
Marlin Midstream Partners, LP

Brett E. Braden
Latham & Watkins LLP

David C. Buck
Andrews Kurth LLP